Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2011	2010	2009	2011	2010

Earnings: (1)
Net income	$117,062	$123,854	$107,428	$48,562	$55,354
Income taxes	71,958	77,100	59,244	28,566	33,708
Fixed Charges (See below) (2)	81,933	81,803	80,107	20,512	20,382
Total adjusted earnings	$270,953	$282,757	$246,779	$97,640	$109,444
Fixed charges: (2)
Total interest expense	$81,533	$81,425	$79,203	$20,421	$20,313
Interest component of rents	400	378	904	91	69
Total fixed charges	$81,933	$81,803	$80,107	$20,512	$20,382

Ratio of earnings to fixed charges	3.3	3.5	3.1	4.8	5.4

                (1)    For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)	Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.